590 Madison Avenue, 33rd Floor New York, NY 10022

October 17, 2022

VIA EDGAR
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Catherine De Lorenzo

Re:	BrightSpire Capital, Inc.
Registration Statement on Form S-3 (File No. 333-267733)

Request for Acceleration of Effective Date

Dear Ms. De Lorenzo:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BrightSpire Capital, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 5:00 p.m., Eastern time, on October 19, 2022, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

Very truly yours,

BrightSpire Capital, Inc.

/s/ David A. Palamé
By: David A. Palamé
Title: General Counsel & Secretary